            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 27, 1993

                                  $100,000,000

                                   SONAT INC.
                        6.75% NOTES DUE OCTOBER 1, 2007

                                  -----------

    Interest on the Notes is payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998. The Notes may not be redeemed prior to maturity. The Notes do not provide for any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes".

                                 --------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES  AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT
       OR  THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                               INITIAL PUBLIC          UNDERWRITING            PROCEEDS TO
                                              OFFERING PRICE(1)         DISCOUNT(2)           COMPANY(1)(3)
                                            ---------------------  ---------------------  ---------------------
Per Note..................................         99.748%                0.650%                 99.098%
Total.....................................       $99,748,000             $650,000              $99,098,000

--------------
(1)  Plus accrued interest from September 30, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3)  Before deducting expenses payable by the Company, estimated to be $100,000.

                                 --------------

    The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about September 30, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                                                             MERRILL LYNCH & CO.
                                   ---------

         The date of this Prospectus Supplement is September 25, 1997.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                 --------------

                                  THE COMPANY

    Sonat Inc. (the "Company" or "Sonat"), a Delaware corporation organized in 1973, is a diversified energy holding company. It is engaged through Sonat Exploration Company ("Exploration") in domestic oil and natural gas exploration and production, through Southern Natural Gas Company ("Southern") and Citrus Corp. ("Citrus") in the interstate transmission and storage of natural gas, and through Sonat Energy Services Company ("Energy Services") in natural gas and electric power marketing. The Company disposed of its remaining shares of Sonat Offshore Drilling Inc., a former subsidiary referred to in the Prospectus, in 1995.

    Exploration, which is an independent oil and gas producer, operates primarily in Texas, Oklahoma, Louisiana, Arkansas, and the Gulf of Mexico. Oil and gas exploration and production activities contributed approximately 47 percent of Sonat's consolidated operating income for 1996.

    Southern is a major transporter of natural gas to the southeastern United States. Its natural gas pipeline system extends primarily from gas producing areas of Texas and Louisiana, both onshore and offshore, to markets in a seven-state area of the Southeast. Sonat and Enron Corp., an unaffiliated company, each owns a one-half interest in Citrus, a holding company that owns 100 percent of Florida Gas Transmission Company ("Florida Gas"). Florida Gas is an interstate natural gas pipeline that serves electric generation, resale, and industrial markets in Florida. Natural gas transmission operations, excluding Citrus, contributed approximately 49 percent of Sonat's consolidated operating income for 1996. Sonat's share of Citrus' earnings is reflected in Equity in Earnings of Unconsolidated Affiliates.

    Energy Services' largest subsidiary, Sonat Marketing Company L.P. ("Marketing"), sells natural gas throughout much of the United States. Marketing is 65-percent owned by a subsidiary of Energy Services, with the remaining interest owned by a subsidiary of AGL Resources, Inc., an unaffiliated company ("AGL Resources"). At year-end 1996, Marketing was one of the ten largest natural gas marketers in the United States. Energy Services owns 65 percent of Sonat Power Marketing L.P. ("Power Marketing"), which markets electric power throughout much of the United States. AGL Resources owns the other 35 percent of Power Marketing. Energy Service's marketing activities contributed approximately three percent of Sonat's consolidated operating income for 1996, inclusive of the minority interests.

RECENT DEVELOPMENTS

    On September 9, 1997, the Company issued a press release updating Exploration's drilling results in the Cotton Valley Pinnacle Reef trend of East Texas and other areas. The Company reported that Exploration has a lease position totalling some 404,000 acres in the Cotton Valley Pinnacle Reef trend of East Texas. Exploration acts as operator for wells drilled on this acreage, and its overall working interest averages approximately 65 percent. Exploration has completed five producing wells and drilled two dry holes in the seven wells it has drilled thus far in the trend.

    In addition to such seven wells, Exploration recently finished the drilling and initial evaluation of three Pinnacle Reef discoveries. The most significant discovery is the Sonat Morris Lazy K No.1, located on a 1,200-acre lease block southeast of Jewett in Leon County, Texas. The Sonat Morris Lazy K No.1 was drilled to a total depth of 17,952 feet and penetrated 1,320 feet of reefal limestone in the interval from 16,580 to 17,900 feet. Based on petrophysical and geological analyses and gas shows recorded in the entire reef interval, Exploration anticipates the well should be completed as a significant producer. Exploration earned a 50 percent working interest in the discovery under a farm-out agreement with Amoco through drilling the well.

    In the Bear Grass area of Freestone and Leon counties, Texas, Exploration has another indicated discovery at the Sonat Laura Lee No.1 well. The well was drilled to a total depth of 15,150 feet and encountered 400 feet of reefal limestone in the interval from 14,570 to 14,970 feet. Based on petrophysical and geological analyses as well as gas shows, Exploration anticipates the Laura Lee No. 1 well will also be completed as a high-quality gas producer. Exploration's working interest in the well is 70 percent. Exploration has another indicated discovery in the Bear Grass area at the Blazek No. 5 well, in which Exploration has a 61% interest.

    Due to delays in putting several wells on production and production constraints caused by pipeline capacity and pressures and some unanticipated declines in production in the Gulf Coast Region, Exploration has lowered its estimate of 1997 production from 270 billion cubic feet of natural gas equivalent ("Bcfe") to 250 to 255 Bcfe.

FORWARD-LOOKING STATEMENTS

    The information in this prospectus supplement includes certain forward-looking statements that are based on assumptions the Company believes are reasonable, but a variety of factors could cause the Company's actual results and experience to differ materially from the results in the Company's forward-looking statements. While the Company currently anticipates that the Morris Lazy K No. 1 and the Laura Lee No. 1 wells will be successful, a final determination will be made only after completion and testing. In addition, there can be no assurance that the actual level of production from existing wells and the wells to be drilled in Exploration's exploratory and development drilling programs will equal reforecasted volumes. A description of the factors affecting the success of Exploration's drilling programs and production is set forth in
Part I of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, in Item 1 of Part I thereof under the caption "Forward-Looking Statements" and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, in Item 2 of Part I thereof under the caption "Forward Looking Statements".

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes, together with the net proceeds from the concurrent sale by Southern of $100 million of notes that will be loaned by Southern to the Company on a short-term basis, will be used to repay amounts borrowed by the Company under its commercial paper program (which are due in October 1997) and under its revolving credit agreement with banks (which terminates in June 2001), with interest rates ranging from approximately 5.70% to 5.80%, and, pending application of the net proceeds for such purposes, will be invested in short-term investments. Such borrowings being repaid were used for general corporate purposes of the Company, including capital expenditures and working capital.

                 RATIOS OF EARNINGS FROM CONTINUING OPERATIONS
                                TO FIXED CHARGES

                                                                   SIX MONTHS
                                                                      ENDED
                                                                    JUNE 30,                   YEARS ENDED DECEMBER 31,
                                                                 ---------------  --------------------------------------------------
                                                                      1997           1996         1995         1994         1993
                                                                 ---------------     -----        -----        -----        -----
Total Enterprise...............................................           3.0            2.9          2.7          2.2          3.8


                                                                    1992
                                                                    -----
Total Enterprise...............................................         1.8

    For the purpose of calculating the ratios of earnings from continuing operations to fixed charges, earnings is defined as the sum of net income, fixed charges (net of interest capitalized) and taxes based on income. Fixed charges is defined as gross interest on debt, including interest on amounts subject to refund, amortization of debt discount and expense and one-third of rental expense, which is considered representative of the interest factor. The ratios also include the Company's share of the earnings and fixed charges of continuing joint ventures.

                              DESCRIPTION OF NOTES

    THE FOLLOWING DESCRIPTION OF THE TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE PROSPECTUS AS THE "OFFERED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, INSOFAR AS SUCH DESCRIPTION RELATES TO THE NOTES, THE DESCRIPTION OF THE OFFERED DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Notes are to be issued under an Indenture, dated as of June 1, 1986, between the Company and The Chase Manhattan Bank, as successor by merger to Manufacturers Hanover Trust Company and Chemical Bank, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture, dated as of June 1, 1995, between the Company and the Trustee.

    The Notes will be limited to $100,000,000 aggregate principal amount and will mature on October 1, 2007. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus Supplement from September 30, 1997, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, commencing April 1, 1998, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the March 15 or September 15, as the case may be, next preceding such Interest Payment Date.

    The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund.

    The Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus. As more fully discussed therein, it is likely that a defeasance of the Notes by the Company would result in a taxable event to the holders of the Notes under current Federal income tax law.

BOOK-ENTRY SYSTEM

    The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

    The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

    Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

    So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related Notes for all purposes of such Notes and for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture or the Global Notes. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal (and premium, if any) and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form of like tenor as such Notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes represented by such

Global Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                                           PRINCIPAL
                                                                                            AMOUNT
                                     UNDERWRITER                                           OF NOTES
-------------------------------------------------------------------------------------  -----------------
Goldman, Sachs & Co. ................................................................   $    33,400,000
Chase Securities Inc.................................................................        33,300,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...................................        33,300,000
                                                                                       -----------------
    Total............................................................................   $   100,000,000
                                                                                       -----------------
                                                                                       -----------------

    Under  the  terms  and  conditions   of  the  Underwriting  Agreement,   the
Underwriters are committed to take and pay for all the Notes, if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In the ordinary course of their respective businesses, each of the Underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services for the Company and its affiliates. William O. Bourke and John J. Phelan, directors of the Company, are also directors of the parent corporation of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., one of the Underwriters, is a co-agent bank for one of the Company's bank credit agreements. More than 10% of the net proceeds from the offering of the Notes may be used to repay indebtedness owing to The Chase Manhattan Bank and other affiliates of Chase Securities Inc. See "Use of Proceeds". Accordingly, this offering is being made in accordance with
Section 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    In connection with the offering of the Notes, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the syndicate if such Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

    The validity of the Notes will be passed upon for the Company by Hughes Hubbard & Reed LLP, and for the Underwriters by Sullivan & Cromwell, New York, New York. L. Edwin Smart, Counsel to Hughes Hubbard & Reed LLP, has retired as a director of the Company.

                                    EXPERTS

    The consolidated financial statements of Sonat Inc. and subsidiaries appearing in Sonat's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the Prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates herein by reference its Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997, filed under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission (the "Commission").

    Reference  is  made  to  the  information  under  "Incorporation  of Certain
Documents by Reference" in the accompanying Prospectus. All documents filed under the Exchange Act with the Commission prior to January 1, 1997 and incorporated by reference in the Prospectus have been superseded by the above-listed documents and shall not be deemed to constitute a part of the Prospectus or this Prospectus Supplement.

----------------------------------------------
                                  ----------------------------------------------
----------------------------------------------
                                  ----------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                        PAGE
                                                        -----
The Company........................................         S-2
Use of Proceeds....................................         S-3
Ratios of Earnings from Continuing Operations to
 Fixed Charges.....................................         S-3
Description of Notes...............................         S-4
Underwriting.......................................         S-6
Validity of the Notes..............................         S-7
Experts............................................         S-7
Incorporation by Reference.........................         S-7

                           PROSPECTUS
Available Information..............................           2
Incorporation of Certain Documents by Reference....           2
The Company........................................           3
Use of Proceeds....................................           3
Capital Expenditure Budget.........................           3
Ratios of Earnings from Continuing Operations to
 Fixed Charges.....................................           4
Description of Debt Securities.....................           4
Plan of Distribution...............................           8
Legal Opinions.....................................           9
Experts............................................           9

                                  $100,000,000

                                   SONAT INC.

                                  6.75% NOTES
                              DUE OCTOBER 1, 2007

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                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                              MERRILL LYNCH & CO.

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